Exhibit 99.1

1500 University Street, Suite 700
January 14, 2015	Montreal QC, H3A 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ROYAL BANK OF CANADA

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	February 09, 2015
Record Date for Voting :	February 09, 2015
Beneficial Ownership Determination Date :	February 09, 2015
Meeting Date :	April 10, 2015
Meeting Location :	Toronto, Ontario
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Classes of Securities Entitled to Receive Notice of Meeting and to Vote:

Description	CUSIP Number	ISIN
COMMON SHARES	780087102	CA7800871021

Sincerely,

Computershare
Agent for ROYAL BANK OF CANADA